Exhibit (d7)

ADVISORY FEE WAIVER

ADVISORY FEE WAIVER (“Agreement”), effective as of May 21, 2013, by and between the Aberdeen Investment Funds, a Massachusetts business trust (the “Trust”), on behalf of the Global High Income Fund, International Equity Fund, International Equity Fund II and Total Return Bond Fund (each a “Fund” and collectively, the “Funds”), and Aberdeen Asset Management Inc., a corporation organized under the laws of the State of Delaware (the “Adviser”).

WITNESSETH:

WHEREAS, the Trust, on behalf of the Funds and the Adviser have entered into an Investment Advisory Agreement (“Advisory Agreement”), effective May 21, 2013, pursuant to which the Adviser renders investment management services to each Fund for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the advisory fee for each Fund by 0.5 basis points.

NOW, THEREFORE, the parties hereto agree as follows:

1. Advisory Fee Waiver

1.1. Waiver. The Advisory Fee rates charged each Fund by the Adviser under Advisory Agreement shall be reduced by 0.5 basis points during the term of this Agreement.  In the case of a Fund with break points, such waiver shall be applied to the entire net asset value of the Fund.

2. Termination of Agreement. This Agreement shall continue in effect until terminated by the Trustees of the Trust.

3. Miscellaneous.

3.1. Notices. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Adviser, to Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103; and (b) if to the Trust, at the foregoing office of the Adviser.

3.2. Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.3. Interpretation. Nothing herein contained shall be deemed to require the Trust to take any action contrary to its Master Trust Agreement or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust.

3.4. Definitions. Any question of interpretation of any term or provision of this Agreement including, but not limited to, the investment management fee, the computations of net asset values, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, shall have the same meaning as and be resolved by reference to such Advisory Agreement.

3.5. Amendment. This Agreement may be amended or modified only upon the written consent of the parties hereto.

3.6. Governing Law. Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

ABERDEEN INVESTMENT FUNDS
on behalf of the Funds

By:	/s/ Antoine Bernheim
Name:	Antoine Bernheim
Title:	Chairman of the Board

ABERDEEN ASSET MANAGEMENT INC.

By:	/s/ Jennifer Nichols
Name:	Jennifer Nichols
Title:	Director/Vice President

Approved May 14, 2013